TAOP Enters into Securities Purchase Agreement

SHENZHEN, China, Oct. 1, 2019 — Taoping Inc. (NASDAQ: TAOP, the “Company”), a leading provider of internet-based smart display screens, and a new-media ecosystem that enable targeted advertising and online retails, today announced that it has entered into a securities purchase agreement (the “Purchase Agreement”) with an investor (the “Investor”) on September 30, 2019.

Pursuant to the Purchase Agreement, for a purchase price of $1,000,000, the Company will sell and issue to the Investor a Convertible Promissory Note (the “Note”) in the principal amount of $1,040,000 and warrants to purchase 160,000 ordinary shares at $1.5 per share within three years following the issue date. This Note carries an original issue discount of $40,000 (the “OID”), to cover the Investor’s accounting fees, due diligence fees, monitoring, and/or other transactional costs associated with the purchase and sale of the Note. The Note matures in 12 months from the issue date, bearing interest at a rate of 5.0% per annum. At any time prior to the maturity, the Note, at the Investor’s option, may be convertible into fully paid ordinary shares of the Company at a conversion price of $1.50 per share. In addition, at any time after the occurrence of an event of default (as defined in the Purchase Agreement), the Investor may convert all of the outstanding balance of the Note into Company’s ordinary shares in an amount not exceeding 2.82 million shares. At the maturity, the Investor may also covert all of the outstanding balance of the Note into Company ordinary shares at a price no less than $0.5 per share.

The Note, warrants and the securities issuable upon conversion or exercise thereof are offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and have not been registered under the Securities Act or applicable state securities law. The closing is subject to satisfaction of certain customary closing conditions. The parties have made customary representations, warranties and indemnifications to each other in the Purchase Agreement. The Company expects to use the net proceeds from the transaction to support its market expansion.

“This new investment is expected to give us more financial flexibility, help us expand our network to reach 1,000 cities, and accelerate the development of our new-media ecosystem. We appreciate the Investor’s confidence in our growth strategy, and will strive to create long term value for all our stakeholders,” said Mr. Jianghuai Lin, Chairman and CEO of TAOP.

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (TAOP), is a leading provider of smart display terminals for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

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Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com

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